Exhibit 99.1
For Immediate Release
QXM Hold Shareholder Meeting Regarding Proposed Privatization on April 7, 2011

Beijing, China (February 28, 2011) —Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM) (the “Company” or “QXM”), a manufacturer of mobile handsets in the People’s Republic of China, today announced that, QXM will hold a shareholders’ meeting on April 7, 2011 (the “Meeting”) at which the shareholders of QXM (other than XING — the “Minority Shareholders”) will vote on the scheme of arrangement (the “Scheme”) which was proposed by XING in September 2010. In December 2010, QXM’s Board of Directors authorized putting the Scheme to the Minority Shareholders for their consideration. Pursuant to the Scheme, XING has proposed to acquire all of the outstanding ordinary shares of QXM other than those shares held by XING (the “Minority Shares”) in exchange for 1.9 shares of XING’s common stock plus US$0.80 in cash for each Minority Share (the “Scheme Consideration”). Key dates related to the meeting are as follows:
•	Record date — February 28, 2011.

•	Mailing of Schedule 13E-3 and other materials relating to the Meeting — on or around March 7, 2011

•	Meeting — April 7, 2011
XING plans to file an additional amendment to its Schedule 13E-3 with the U.S. Securities and Exchange Commission (the “SEC”) setting forth the details relating to the meeting on or around March 2, 2011. The Schedule 13E-3 will be included in the materials mailed to the Minority Shareholders in advance of the Meeting, and contains additional information about QXM, XING and the Scheme, which may be helpful to Minority Shareholders in evaluating the Scheme.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. The Company manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets. For more information, please visit http://www.qxmc.com .
Safe Harbor Statement
This announcement contains forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. All information provided in this press release is as of February 28, 2011, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Ms. Lucy Wang, Vice President
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 57315638
Email: wangjinglu@cectelecom.com